Exhibit 99.1

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

May 15, 2013

To:	All Applicable Securities Commissions	“VIA SEDAR”
And	Toronto Stock Exchange

Dear Sirs:

Re:	Annual General and Special Meeting

We advise of the following with respect to the upcoming Meeting of Security Holders of the Company:

Meeting Type	: Annual General and Special Meeting
Class of Securities Entitled to Receive Notice	: Common Shares
Class of Securities Entitled to Vote	: Common Shares
CUSIP Number	: 687082107
ISIN	: CA6870821072
Record Date for Notice	: June 12, 2013
Record Date for Voting	: June 12, 2013
Beneficial Ownership Determination Date	: June 12, 2013
Meeting Date	: July 17, 2013
Meeting Location	: Vancouver, BC

Issuer sending proxy related materials directly to NOBO	: Yes
Issuer paying for delivery to OBO	: No

Notice and Access for Beneficial Holders	: No
Notice and Access for Registered Holders	: No

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”
Elizabeth Anderson
Senior Administrator

/ea

cc:	Mita Garcia, Computershare Investor Services Inc.
Peter McArthur/Britt Redenbach, Miller Thomson LLP
Peter Maloff, Davidson & Company, Chartered Accountants
U.S. Regulatory Authorities (with Form 6K)
James G. Stewart/Ian Brown